G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)
(SEC I.D. No. 8-21373)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

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SEC FILE NUMBER
8-21373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.research, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Corporate Center
(No. and Street)

Rye (City) NY (State) 10580-1422 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph L. Fernandez (Name) (914) 921-5216 (Area Code – Telephone Number) jfernandez@gabelli.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza (Address) New York (City) NY (State) 10020 (Zip Code)

11/2/2005 (Date of Registration with PCAOB)(if applicable) 2468 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph L. Fernandez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.research, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial & Operations Principal

[signature]

Notary Public

PETER D GOLDSTEIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02GO4771798
Qualified in Westchester County
Commission Expires April 22, 2030

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
G.research, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.research, LLC as of December 31, 2025, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of G.research, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of G.research, LLC's management. Our responsibility is to express an opinion on G.research, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to G.research, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of G.research, LLC's financial statements. The supplemental information is the responsibility of G.research, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as G.research, LLC's auditor since 2024.
New York, New York
March 31, 2026

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	1,396,319
Deposits with clearing organizations		350,000
Receivables from brokers and clearing organizations		98,359
Receivables from affiliates		1,077,363
Securities owned, at fair value		381
Fixed assets, net of accumulated depreciation of $77,228		2,541
Other assets		94,754
Total assets	$	3,019,717

Liabilities and member's capital

Liabilities:

Compensation payable	$	8,256
Payable to affiliates		91
Accrued expenses and other liabilities		245,411
Total liabilities		253,758

Member's capital:

Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	47,391,220
Accumulated deficit	(44,625,263)
Total member's capital	2,765,959
Total liabilities and member's capital	$ 3,019,717

See accompanying notes.

CONFIDENTIAL

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Operations

For the year ended December 31, 2025

Revenues

Commissions	$	2,069,108
Sales manager fees		160,617
Dividends and interest		94,028
Principal transactions		780
Total revenues		2,324,533

Expenses

Compensation and related costs	1,114,550
Clearing charges	525,288
General and administrative	378,409
Occupancy and equipment	134,436
Total expenses	2,152,683
Net income	171,850

See accompanying notes.

<p align="center">G.research, LLC</p>
<p align="center">(A Wholly-owned Subsidiary of Morgan Group Holding Co.)</p>

<p align="center">Statement of Cash Flows</p>

<p align="center">For the year ended December 31, 2025</p>

Net income	$	171,850
Adjustments to reconcile net incomes to net cash provided by operating activities:		
Depreciation		1,883
(Increase) decrease in operating assets:		
Receivables from affiliates		(147,160)
Securities owned, net at fair value		2,991
Receivables from brokers and clearing organizations		14,996
Other assets		(16,408)
Increase (decrease) in operating liabilities:		
Compensation payable		(5,807)
Income taxes payable		(14,602)
Payables to affiliate		91
Accrued expenses and other liabilities		27,552
Total adjustments		(136,464)
Cash provided by operating activities		35,386
Cash flows from investing activities:		
Purchases of fixed assets		(291)
Cash used in investing activities		(291)
Net increase in cash, cash equivalents, and restricted cash		35,095
Cash, cash equivalents, and restricted cash at beginning of year		1,711,224
Cash, cash equivalents, and restricted cash at end of year	$	1,746,319

Reconciliation to cash, cash equivalents, and restricted cash

Cash and cash equivalents	$	1,396,319
Restricted cash: deposits with clearing organizations		350,000
Cash, cash equivalents, and restricted cash	$	1,746,319

See accompanying notes.

<p align="center">**CONFIDENTIAL**</p>


G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Changes in Member's Capital

For the year ended December 31, 2025


	Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total
Member's capital—January 1, 2025	$	2	$	47,391,220	$ (44,797,113)	$	2,594,109
Net income		-		-	171,850		171,850
Member's capital—December 31, 2025	$	2	$	47,391,220	$ (44,625,263)	$	2,765,959

See accompanying notes.


CONFIDENTIAL


G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

A. Organization and Business Description

G.research, LLC (the "Company") was previously a wholly-owned subsidiary of Institutional Services Holdings, LLC, a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"). On October 31, 2019, AC closed a transaction whereby Morgan Group Holding Co. ("Morgan Group") acquired the Company in exchange for issuing 50,000,000 shares of Morgan Group common stock to AC. Accordingly, G.research, LLC became a wholly owned subsidiary of Morgan Group (the "Parent"). After the transaction, AC had an 83.3% ownership interest in Morgan Group.

On March 16, 2020, AC's Board of Directors approved the spin-off of the Company to AC's shareholders. Upon execution of the spin-off on August 5, 2020, AC distributed to its shareholders on a pro rata basis the 500,000 shares of Morgan that AC owned. G.research, LLC (the "Company") is a wholly-owned subsidiary of Morgan Group Holding Co. ("Morgan Group").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients, and retail certain affiliated closed-end funds and receives a tiered percentage of proceeds as stipulated in agreements between the Company, the funds and the funds' investment adviser. The Company also earns investment income generated from its proprietary trading activities.

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Broker-Dealers ("PAB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States of America ("U.S.").

The Company, as a single-member limited liability company and disregarded entity, is not subject to tax and therefore does not include in its separate financial statements amounts of consolidated current and deferred taxes. Previously The Company had presented and disclosed Income taxes on a separate company basis.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

B. Significant Accounting Policies

Basis of Presentation

The annual financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for annual financial information. In the opinion of management, all adjustments considered necessary for the fair presentation of financial statements for the year presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents may consist of cash and highly liquid investments with original maturities of less than three months. The Company's investment in an affiliated money market mutual fund meets the criteria to qualify as a cash equivalent. Cash equivalents consist of an affiliated money market mutual fund (The Gabelli U.S. Treasury Money Market Fund), which is invested solely in U.S. Treasuries.

Deposits with Clearing Organizations

Deposits with clearing organizations represents restricted cash held at the clearing organizations.

Segment Analysis

The Company is one segment for reporting purposes.

Fair Value of Financial Instruments

All of the instruments within cash equivalents are measured at fair value. Cash equivalents include an affiliated money market mutual fund which is invested solely in U.S. Treasuries. U.S. Treasury Bills with maturities of three months or less at the time of purchase are also considered cash equivalents and are valued using unadjusted quoted market prices.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note E, Fair Value, for further details on the fair value hierarchy.

Receivables from Affiliates

Receivables from affiliates consist of receivables from certain affiliates for expenses paid on their behalf. See Note D.

Revenue from Contracts with Customers

See Note C.

Principal Transactions

The Company generates realized and unrealized gains and losses from its customer facilitation proprietary trading activities. Realized gains and losses from securities transactions are recorded on the specific identification method. All securities transactions and transaction costs are recorded on a trade date basis.

Dividends and Interest

Dividends are recorded on the ex-dividend date. Interest income and interest expense are accrued as earned or incurred. These amounts are not related to contracts with customers.

Depreciation

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to seven years.

Allocated Expenses

The Company is charged or incurs certain overhead expenses that are paid by or paid on behalf of other affiliates and are included in general and administrative and occupancy and equipment expenses in the Statement of Operations. These overhead expenses are allocated to the Company by other affiliates or allocated by the Company to other affiliates as the expenses are incurred, based upon methodologies periodically reviewed by the management of the Company and the affiliates. In addition, Gabelli & Company Investment Advisers, Inc. ("GCIA"), a wholly-owned subsidiary of AC, and GAMI serve as paymasters for the Company under compensation payment sharing agreements. This includes compensation expense and related payroll taxes and benefits which are allocated to the Company for professional staff performing duties related entirely to the Company and those compensation expenses and related payroll taxes and benefits which relate to professional staff who serve more than one entity and whose compensation is, therefore, allocated to the

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

Company as well as to its affiliates. These compensation expenses are included in compensation and related costs in the Statement of Operations.

Credit Losses

The Company measures all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Any allowance for credit losses are deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The Statement of Operations will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. There were no write-offs or allowances for credit losses during 2025.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which requires greater disaggregation of expense disclosures related to a reporting entity's employee compensation, depreciation, amortization, and selling expenses. ASU 2024-03 is effective on a prospective basis for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company has performed an analysis on the transition to this new guidance and it is not expected to have a material impact on the financial statements or related disclosures.

Change in Accounting Principle (Income Taxes)

Effective January 1, 2025, the Company changed its accounting policy for income taxes. The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. federal and applicable state income tax purposes. Accordingly, the Company's taxable income is included in the income tax returns of its sole member.

Historically, the Company recorded a provision for income taxes as if it were a separate taxable entity, with income tax expense allocated from its sole member. Beginning in the current year, the Company no longer recognizes income tax expense or related balances in its financial statements, as the Company itself is not subject to income taxes.

Management believes this policy is preferable because it more appropriately reflects the Company's tax status as a disregarded entity and results in financial statements that are consistent with accounting guidance for entities not directly subject to income taxes.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

Because only the current period financial statements are presented, the change was applied as of the beginning of the current year. Previously recognized deferred tax assets, deferred tax liabilities, and the related valuation allowance were eliminated upon adoption of the new policy. The net effect of these had no impact on members' equity, as the deferred tax assets were fully offset by a valuation allowance.

C. Revenue from Contracts with Customers

The Company records revenue from contracts with customers in accordance with ASC Topic 606, "Revenue from Contracts with Customers" ("Topic 606"). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

Significant judgments that affect the amounts and timing of revenue recognition:

The Company's analysis of the timing of revenue recognition of each revenue stream is based on the provisions of each respective contract. Performance obligations could, however, change from time to time if and when existing contracts are modified or new contracts are entered into. These changes could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations. In the case of the revenue streams discussed below, the performance obligation is satisfied either at a point in time or over time. The judgments outlined below, where the determination as to these factors is discussed in detail, are continually reviewed and monitored by the Company when new contracts or contract modifications occur. Transaction price is in all instances formulaic and not subject to significant (or any) judgment at the current time.

The Company's assessment of the recognition of these revenues is as follows:

Revenue from contracts with customers includes commissions, hard-dollar payments and sales manager fees.

Commissions

<u>*Brokerage commissions.*</u> The Company buys and sells securities on behalf of its customers. Commissions are charged on the execution of these securities transactions made on behalf of client accounts and are based on a rate schedule. The Company recognizes commission revenue when the related securities transactions are executed on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer. Commissions earned are typically collected from the clearing brokers utilized by the Company on a daily or weekly basis.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

Hard dollar payments. The Company provides research services to unrelated parties, for which direct payment is received. The Company may, or may not, have contracts for such services. Where a contract for such services is in place, the contractual fee for the period is recognized ratably over the contract period, which is considered the period over which the Company satisfies its performance obligation. For payments where no research contract exists, revenue is not recognized until agreement is reached with the client at which time the performance obligation is considered to have been met and revenue is recognized. Payment terms vary by services offered and the timing between completion of performance obligations and payment is typically not significant.

Commission revenues are impacted by the volume of securities transactions and the acquisition or loss of new client relationships.

Sales manager fees

The Company participates as sales manager of at-the-market offerings of certain affiliated closed-end funds and receives a tiered percentage of proceeds as stipulated in agreements between the Company, the funds and the funds' investment adviser. The Company recognizes sales manager fees upon sale of the related closed-end funds when the Company performance under the terms of the contract is complete. Sales manager fees earned are fixed and typically collected from the clearing brokers utilized by the Company on a daily or weekly basis.

Total revenues by type were as follows for the year ended December 31, 2025:

Revenues from Contracts with Customers
Commissions
Brokerage commissions	$	2,014,060
Hard dollar payments		55,048
Total	$	2,069,108

Revenues from sales manager fees was $160,617 for the year ended December 31,2025.

D. Related Party Transactions

At December 31, 2025, the Company had an investment of $1,373,506 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, which is an affiliate of the Company. The amount was recorded in cash and cash equivalents in the Statement of Financial Condition. Income earned from this investment totaled $53,875 in 2025 and was included in dividends and interest in the Statement of Operations.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

In 2025, the Company earned $458,697, or approximately 22%, of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds and $968,677 or, approximately 47%, of its commission revenue from transactions involving private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GAMI.

The Company's rent is currently being accounted for on a month-to-month basis. GAMI allocates this expense to the Company based on the percentage of square footage occupied by the Company's employees (including pro rata allocation of common space). Pursuant to the arrangement, GAMI and its affiliates shall pay a monthly fixed lease amount for the twelve month contractual period. For the year ended December 31, 2025, the Company paid $77,433 under the rent arrangement. This amount is included within occupancy and equipment on the Statement of Operations.

GAMCO provides the Company with shared office space, human resources and payroll services, information technology support, the cost and expense of which are determined pursuant to an allocation schedule that is periodically reviewed.

The Company provides payment services for its parent, Morgan Group.

E. Fair Value

The Company's financial instruments have been categorized based upon a fair value hierarchy:

- Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.

- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the zasset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2025
Cash equivalents	$ 1,373,506	-	-	$ 1,373,506
Total assets at fair value	$ 1,373,506	$ -	$ -	$ 1,373,506

There were no transfers of assets between levels during the year ended December 31, 2025.

F. Segment Reporting

The Company operates in one business segment which generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients, and retail customers of affiliated companies. The Company generates realized and unrealized gains and losses from its customer facilitation proprietary trading activities. The Company participates as sales manager of at-the-market offerings of certain affiliated closed-end funds and receives a tiered percentage of proceeds as stipulated in agreements between the Company, the funds and the funds' investment adviser. The Company has identified the Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income (loss) in the Statement of Operations to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note I, Net Capital Requirements), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note B, Significant Accounting Policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. The segment revenue and significant expenses are included in the Company's Statement of Operations. Revenues from external customers was $118,699 for the year ended December 31,2025.

G. Retirement Plan

The Company maintains its own incentive savings plan (the "Plan") sponsored by its Parent covering substantially all employees. Company contributions to the Plan are determined annually by the Morgan Group Board of Directors, but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code. During 2025, no amount was expensed.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

The plan was determined to be top-heavy for 2025. A plan is deemed top-heavy when more than 60% of plan balances are attributable to key employees. Accordingly, a minimum contribution must be allocated to the non-key employees equal to the lesser of 3% of compensation *or* the highest percentage of compensation received by any key employee for the plan year. The Company plans to elect safe-harbor provisions for its 401-k plan for 2025. The minimum estimated contribution for 2025 is $22,500.

H. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify its clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the financial statements.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The financial statements include the necessary provisions for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures.

I. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule, which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made, or cash dividends may not be paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $1,211,654 exceeding the required amount of $250,000 by $961,654 at December 31, 2025. There were no subordinated borrowings at any time during the year ended December 31, 2025.

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Notes to Financial Statements

December 31, 2025

J. Subsequent Events

Subsequent events have been evaluated through March 31, 2026, the date the financial statements were available to be issued.

Morgan Group announced a non-binding proposal received from Alpha G Investment Management with the intention to invest $2 million of new capital directly into The Company. The Notice of Intention is non-binding and preliminary and remains subject to regulatory approval and agreement on final terms and conditions.

Supplemental Schedules

Schedule I

G.research, LLC

(h) Computation of net capital under 17 CFR 240.15c3-1 and

(o) a reconciliation, including appropriate explanations, of the FOCUS Report with computation of net capital or

tangible net worth under 17 CFR 240.15c3-1

December 31, 2025

Computation of net capital

Total Member's Capital		$	2,765,959
Non-allowable assets, deductions and/or charges:			
Non-allowable assets:			
Fixed assets, net	2,541		
Receivables from affiliates	1,077,363		
Other assets	446,874 (a)		
Total non-allowable assets, deductions and/or charges			(1,526,778)
Net capital before haircuts			1,239,181
Haircuts on securities (computed, where applicable,			
pursuant to Rule 15c3-1(f)):			
Other securities	27,527		
Total haircuts on securities			(27,527)
Net capital		$	1,211,654
Minimum net capital required		$	250,000
Excess net capital		$	961,654

(a) Reconciliation of non-allowable other assets to other assets on the Statement of Financial Condition:

Other assets on the Statement of Financial Condition		94,754
Deposits with clearing organizations		350,000
Other items		2,120
Non-allowable other assets per above	$	446,874

There are no material differences between the amount presented in this computation of net capital and the corresponding amounts prepared by the Company as of the same date for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS filing amended on February 25, 2026.

G.research, LLC
Schedule II
(j) Computation for determination of customer reserve requirements
pursuant to Exhibit A to 17 CFR 240.15c3-3
December 31, 2025

The Company is exempt from Rule 15c3-3 of the SEC pursuant to paragraph (k)(2)(ii) of that rule.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) hard dollar payments, (2) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

G.research, LLC

Schedule III

(m) Information relating to possession or control requirements

for customers under 17 CFR 240.15c3-3

December 31, 2025

The Company is exempt from Rule 15c3-3 of the SEC pursuant to paragraph (k)(2)(ii) of that rule.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) hard dollar payments, (2) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.





Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
G.research, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) G.research, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which G.research, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) G.research, LLC stated that G.research, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

G.research, LLC is also filing this Exemption Report because G.research, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) hard dollar payments and (2) proprietary trading. In addition, G.research, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

G.research, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.research, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and G.research, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
March 31, 2026

g.research

One Corporate Center
Rye, NY 10580-1422
t 914.921.5216

G.research, LLC Exemption Report

G.research, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii) for the year ended December 31, 2025.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2025 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No; 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) hard dollar payments, (2) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Joseph L Fernandez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

G.research, LLC

By:

Title: Controller and Financial and Operations Principal
March 31, 2026